Exhibit 99.1

INX Limited Announces Token Repurchase Program

INX May Purchase up to $5 million in INX Tokens

NEW YORK, December 20, 2021 – INX Limited (INX ATS: INX), (“the Company” or “INX Limited”), the owner of blockchain-based trading platforms for digital securities and cryptocurrencies, today announced its Board of Directors (the “Board”) has authorized a token repurchase program under which the Company may repurchase up to $5 million of its outstanding INX Tokens.

The Company intends to begin the program on or around January 1, 2022 and the program will last through the end of December 2022 or until $5 million of INX Tokens have been repurchased and retired. The timing and actual number of INX Tokens repurchased will depend on a variety of factors including price, general business and market conditions, alternative investment opportunities and applicable regulatory requirements.

Under the repurchase program, repurchases can be made from time to time using a variety of methods, including open market purchases, all in compliance with the rules of the United States Securities and Exchange Commission and other applicable legal requirements. The repurchase program does not obligate the Company to acquire any particular amount of tokens, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

About INX Limited

INX owns regulated trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. INX’s vision is to be the preferred global regulated hub for digital assets on the blockchain. INX’s overall mission is to bring communities together and empower them with financial innovation. INX’s journey started with its initial public token offering of the INX Token in which it raised US$83 million. INX is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating two regulated trading platforms for blockchain assets, its interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the near future. For more information, please visit the INX website here.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. Forward- looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in greater detail in our Annual Report on Form 20-F for the year ending December 31, 2020, filed with the Securities Exchange Commission on April 29, 2021, including under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date hereof, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Douglas Borthwick

Chief Business Officer, INX Limited

Email: douglas.borthwick@inx.co